August 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	LATAM Airlines Group S.A.

Request to Withdraw Registration Statement on Form F-1

File No. 333-266844

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), LATAM Airlines Group S.A., a publicly held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 12, 2022, and amended on October 26, 2022.

The Company is making this application for withdrawal on the grounds that any registered offering conducted by the Company in the future would take place under a registration statement on Form F-3, as the Company now meets the definition of “well known seasoned issuer” pursuant to Rule 405 of the Securities Act. The Company is not providing any information as to the timing of any potential offering or the related filing. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact our outside legal counsel at Cleary Gottlieb Steen & Hamilton LLP, Adam J. Brenneman, at abrenneman@cgsh.com or 212-225-2704.

Very truly yours,

LATAM Airlines Group S.A.

By:	/s/ Ramiro Alfonsin
Name:	Ramiro Alfonsin
Title:	Chief Financial Officer

cc:	Adam J. Brenneman